UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Disclosure of the results for the year ended on December 31, 2018, in accordance with the International Financial Reporting Standards - IFRS

Banco Bradesco S.A. (“Bradesco”) hereby informs its shareholders, clients, employees and the Market in general that it has prepared the complete set of consolidated financial statements, according to the International Financial Reporting Standards - IFRS, in accordance with pronouncements issued by the International Accounting Standards Board - IASB, pursuant to CMN Resolution No. 3,786/09 and CVM Rule No. 457/07.

Consequently, these are the main changes we have made to our consolidated financial statements, as a result of the adoption of the IFRS:

Comparative between the BR GAAP and the IFRS

			R$ million
	December 31, 2018
Consolidated Statements	BR GAAP (1)	Adjustments (2)	IFRS
Asset
Cash and balances with banks	107,210	-	107,210
Financial assets at fair value through profit or loss	246,161	-	246,161
Financial assets at fair value through other comprehensive income	223,727	(45,676)	178,051
Financial assets at amortized cost:
- Loans and advances to financial institutions, net of provision for losses	104,235	1,014	105,249
- Loans and advances to customers, net of provision for losses	361,572	18,815	380,387
- Securities, net of provision for losses	93,776	46,829	140,605
- Other financial assets	43,893	-	43,893
Non-current assets held for sale	1,353	-	1,353
Investments in associates and joint ventures	7,640	486	8,126
Premises and equipment	8,160	667	8,827
Intangible assets and goodwill, net of accumulated amortization	13,895	2,234	16,129
Taxes to be offset	13,498	-	13,498
Deferred income tax assets	54,047	(5,364)	48,683
Other assets	8,125	(753)	7,373
Total assets	1,287,292	18,252	1,305,544

			R$ million
	December 31, 2018
Liabilities and Shareholders’ Equity	BR GAAP (1)	Adjustments (2)	IFRS
Liabilities
Liabilities at amortized cost:
- Deposits from Banks	247,314	-	247,314
- Deposits from customers	340,748	-	340,748
- Funds from issuance of securities	147,721	308	148,029
- Subordinated debts	53,643	-	53,643
- Other financial liabilities	62,598	-	62,598
Financial liabilities at fair value through profit or loss	16,152	-	16,152
Provision for Expected Loss:
- Loan Commitments	-	2,552	2,552
- Financial guarantees	719	-	719
Insurance technical provisions and pension plans	250,568	1,010	251,578
Other reserves	19,802	-	19,802
Current income tax liabilities	2,373	-	2,373
Deferred income tax assets	4,120	(2,919)	1,200
Other liabilities	19,747	14,412	34,158
Total liabilities	1,165,505	15,363	1,180,868
Equity attributable to controlling shareholders	121,121	3,154	124,275
Non-controlling interest	666	(265)	401
Total equity	121,787	2,889	124,676

Total liabilities	1,287,292	18,252	1,305,544

(1) The information presented considers the amounts calculated according to the accounting practices adopted in Brazil (BR GAAP), applicable to financial institutions, according to the regulation of the Central Bank of Brazil, grouped according to the presentation model required by the IFRS; and

(2) The differences are the result of the reclassification between the accounts and adjustments applicable to the international accounting standards.

The reconciliation of the Shareholders’ Equity and Net Income related to the fiscal year ended on December 31, 2018 is shown below:

Reconciliation of the Shareholders’ Equity and Net Income

R$ million

	Shareholders’ Equity	Net income
	December 31, 2018	12M18
BR GAAP – Attributed to the Controller	121,121	19,085

1) Impacts of the Adoption of the IFRS 9 (2)	698	(2,657)
2) Complementary Provision for Coverage	(578)	(578)
3) Business combination	2,735	998
Other	299	(264)
IFRS – Attributed to the Controlling Shareholders (1)	124,275	16,584
Non-controlling interest	401	165
IFRS – Attributed to the controlling and to non-controlling shareholders(1)	124,676	16,749

(1) The net income, base for the calculation of dividends and interest on own capital paid to the shareholders, originates from the BR GAAP, which was disclosed on January 31, 2019.

(2) The effects of the initial adoption of the IFRS 9 are included in the Shareholders’ Equity.

Next, the descriptive of the main adjustments resulting from the effect of the adoption of the IFRS:

1)     Impacts of the Adoption of the IFRS 9

It considers: (i) The adjustment at fair value of the financial assets/Securities; (ii) Expected loss on loans and advances to customers; and (iii) Expected loss on other financial assets.

We highlight that, with the adoption of the IFRS 9, the total balance of the provision for loss expected in the IFRS is aligned with the values recorded in the Expanded ALL in the BR GAAP. We highlight that most of the value refers to the initial adoption and subsequent adjustments of models implemented during the year.

2)     Complementary Provision for Coverage

Difference between the IFRS 4 and SUSEP Circular No. 543/16 that required the compensation of any insufficiency calculated in the Liability Adequacy Test (LAT) with the difference between the market value and the accounting value of the securities offered in guarantee as the technical provisions classified in the category “held to maturity”.

3)     Business combination

For purposes of the IFRS, the assets and liabilities identified originating from the business combination were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but tested, periodically, to verify if there is objective evidence of impairment.

The complete consolidated financial statements in the IFRS, related to the fiscal years ended on December 31, 2018 and 2017, accompanied by the independent auditor’s report on the consolidated financial statements, with no amendments, issued by KPMG Auditores Independentes, are available on our site www.bradescori.com.br.

Cidade de Deus, Osasco, SP, March 7, 2019

Banco Bradesco S.A.

André Rodrigues Cano

Executive Vice-President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 7, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.